VTTI Energy Partners LP

25-27 Buckingham Palace Road

London, SW1W 0PP

United Kingdom

June 30, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Perry J. Hindin, Special Counsel

Office of Mergers & Acquisitions

Re:	VTTI Energy Partners LP

Schedule 13E-3

Filed on June 6, 2017

File No. 5-88309

Ladies and Gentlemen:

Set forth below are the responses of VTTI Energy Partners LP (“we,” “our,” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 27, 2017 (the “Comment Letter”) with respect to the Partnership’s Schedule 13E-3 filed with the Commission on June 6, 2017, File No. 5-88309 (the “Schedule 13E-3”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”). For your convenience, we have hand delivered three copies of this letter, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Schedule 13E-3.

For your convenience, we have reproduced each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is the Partnership’s response. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise indicated. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 1.

Schedule 13E-3

1.	We note the disclosure on page 60 of the proxy statement that “Parent, MLP Partners, the Conflicts Committee and the GP Board, acting on behalf of MLP and the General Partner, all believe that the Merger is substantively and procedurally fair to the

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June 30, 2017

Unaffiliated Unitholders.” Please advise why the General Partner is not an affiliate of MLP engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule 13E-3 signature page and included as a filing person.

Response: The Partnership acknowledges the Staff’s comment and has revised the Schedule 13E-3 to include the General Partner as a filing person and a signatory to the Schedule 13E-3.

2.	Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for the filing persons listed on the cover of the Schedule 13E-3 and included as signatories to the Schedule 13E-3 other than Parent, MLP Partners and MLP. For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion must be included. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3.

Response: The Partnership acknowledges the Staff’s comment and has revised the Schedule 13E-3 such that each filing person complies with the requirements of Schedule 13E-3. Please see page 9 of the Schedule 13E-3 and page 26 of the proxy statement.

3.	Exhibits (c)(7) and (c)(8) contain the exact title in Item 16 of the Schedule 13E-3 and appear to be the same document. Please advise.

Response: The Partnership acknowledges the Staff’s comment and has deleted exhibit (c)(7) to the Schedule 13E-3.

Proxy Statement

4.	Please provide the information required by Item 10 of Schedule 13E-3 and Item 1007 of Regulation M-A, as applicable.

Response: The Partnership acknowledges the Staff’s comment and has revised the Schedule 13E-3 accordingly. Please see pages 8 and 63 of the proxy statement.

Background of the Merger, page 26

5.

Exhibit (c)(4) and (c)(9) of Schedule 13E-3 refer to presentation materials prepared by Evercore, dated April 21, 2017 and by J.P. Morgan, dated February 19, 2017, respectively, but a summary of such presentations do not appear in the disclosure. In addition, page 31 of the proxy statement references a meeting held on April 4, 2017 where J.P. Morgan

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June 30, 2017

“provided an analysis of certain financial metrics associated with the Merger at different prices per publicly held Common Unit,” but no related materials have been filed as an exhibit. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation MA. This requirement applies to both preliminary and final reports. Revise the proxy statement to summarize the February 19 and April 21 presentations and any and all other presentations made by J.P. Morgan and Evercore materially relating to the Rule 13e-3 transaction and not already disclosed. File any written materials, including any written materials presented at the April 4 meeting, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits.

Response: The Partnership acknowledges the Staff’s comment and has revised the Schedule 13E-3 to include a summary of the presentation materials of Evercore, dated April 21, 2017. Please see page 49 of the proxy statement. With respect to the presentation materials of J.P. Morgan, dated February 19, 2017, the Partnership respectfully refers the Staff to page 57 of the proxy statement for a summary of such materials. The Partnership has also revised the references to a meeting held on April 4, 2017 to refer to a meeting held on March 31, 2017, filed the presentation materials of J.P. Morgan presented at such meeting as exhibit (c)(10) to the Schedule 13E-3, and included a summary of such presentation materials on pages 31 and 57 of the proxy statement.

Opinion of the Financial Advisor of the Conflicts Committee, page 39

6.	Disclose that Evercore has consented to use of the opinion in the proxy statement.

Response: The Partnership acknowledges the Staff’s comment and has revised the Schedule 13E-3 accordingly. Please see page 50 of the proxy statement.

7.	Refer to the disclosure in the second paragraph on page 43. Please expand the discussion to explain the meaning of “non-contracted rates.”

Response: The Partnership acknowledges the Staff’s comment and has revised the Schedule 13E-3 accordingly. Please see page 43 of the proxy statement.

Position of Parent and MLP Partners as to the Fairness of the Merger, page 59

8.	Please disclose the effect of the Rule 13e-3 transaction on each filing person’s interest in the net book value and net earnings of the MLP in terms of both dollar amount and percentage. Refer to Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013 of Regulation M-A.

Response: The Partnership acknowledges the Staff’s comment and has revised the Schedule 13E-3 accordingly. Please see page 26 of the proxy statement.

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Selected Historical Consolidated Financial Data of MLP, page 76

9.	Refer to footnote 1 on page 76 and please advise as to its meaning.

Response: The Partnership acknowledges the Staff’s comment and has deleted footnote 1 from the proxy statement.

10.	Based on the disclosure in Item 13 of the Schedule 13E-3, it appears that the filing parties are intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) – including 1010(c)(4) – must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c)(4) of Regulation M-A.

Please note that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the subject company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the subject company has any fixed charges.

Response: The Partnership acknowledges the Staff’s comment and has revised the Schedule 13E-3 accordingly. Please see pages 76 through 78 of the proxy statement.

Securities and Exchange Commission

June 30, 2017

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean T. Wheeler, at (713) 546-7418.

Very truly yours,

VTTI Energy Partners LP

By:	VTTI Energy Partners GP LLC,
its general partner

By:	/s/ Robert Nijst
Robert Nijst
Chief Executive Officer

cc:	Robert Abbott, VTTI Energy Partners LP

Sean T. Wheeler, Latham & Watkins LLP

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